Filed Pursuant To Rule 433

Registration No. 333-180974

September 6, 2012

An investor’s guide

to the gold market

US edition

WORLD

GOLD COUNCIL

About the World Gold Council

The World Gold Council is the market development organisation for the gold industry. Working within the investment, jewellery and technology sectors, as well as engaging in government affairs, our purpose is to provide industry leadership, whilst stimulating and sustaining demand for gold.

We develop gold-backed solutions, services and markets, based on true market insight. As a result, we create structural shifts in demand for gold across key market sectors.

We provide insights into the international gold markets, helping people to better understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.

Based in the UK, with operations in India, the Far East, Turkey, Europe and the USA, the World Gold Council is an association whose members include the world’s leading and most forward thinking gold mining companies.

An investor’s guide to the gold market | US edition

Contents

Foreword

02

Introduction

03

Price trends

05

Gold and volatility

09

The investment case for gold

12

Gold as a portfolio diversifier

13

Gold as an inflation hedge

16

Gold as a dollar hedge

20

Gold as a safe haven asset

20

Demand

23

Jewelry

24

Investment

28

Industrial

29

Supply

31

Mine production

32

Official sector

38

Recycled gold

40

Ways to access the gold market

41

Pension eligibility and taxation

46

Related World Gold Council research

48

Glossary

50

List of charts and tables

55

01

Foreword

The past two years have been the most tumultuous in financial markets for many decades. One-by-one, mega financial institutions announced that they could no longer function in the prevailing credit environment. Bank stocks collapsed, broad equity markets tumbled and credit spreads soared, sending investors fleeing for the cover of traditional safe haven assets like government bonds and gold, as the world economy slipped into its worst recession since the 1930s. The gold price increased by 25% in 2009, to US$1087.50/oz, marking the 9th consecutive annual increase. The economic outlook remains highly uncertain. Economic indicators suggest the worst is behind us, but the path out of recession is likely to be equally perilous.

There is a clear danger that the huge program of quantitative easing put in place by the world’s central banks will fuel future inflation. Other investors fear a double-dip recession as monetary and fiscal stimuli are gradually removed. Sovereign debt downgrades have increased as budget deficits and debt levels have soared. If the past two years have taught us anything, it is the importance of structuring our portfolios with assets that will help to protect our wealth should such risks materialize. Gold is one such asset: it is the only universally accepted currency that cannot be debased by the expansionary policies of central banks or national governments, it does not carry credit risk and it has a long history as an inflation and dollar hedge. The arguments for investing in gold are compelling.

An investor’s guide to the gold market | US edition

Introduction

02_03

Introduction

For thousands of years, gold has been valued as a global currency, a commodity, an investment and simply an object of beauty. As financial markets developed rapidly during the 1980s and 1990s, gold receded into the background and many investors lost touch with the asset. But recent years have seen a striking revival in investor interest in gold. Some investors have bought gold as a tactical asset in order to capitalize on the positive price outlook associated with strong demand and tight supply in the industry. Others have bought gold as a long-term or strategic asset seeking to take advantage of its unique investment characteristics. The 2007-2009 financial crisis has put gold’s long standing role as a safe haven asset firmly back in the spotlight. But gold has a role to play in enhancing portfolio performance regardless of the health of the financial sector or broader economy.

Gold has proven itself to be an effective portfolio diversifier – returns are generally uncorrelated with those financial assets typically held by US investors. It also has a long history as an inflation and dollar hedge. This book describes the defining characteristics of the gold market from an investor’s point of view. It also looks at the various aspects of demand and supply, from important gold-buying religious festivals in India to exciting new uses of gold in the industrial sector to the emergence of China as the world’s largest producer of gold. The book also summarises the various ways that investors can buy gold or gain an exposure to movements in the gold price and outlines the tax treatment of the yellow metal in the United States.

An investor’s guide to the gold market | US edition

Price trends

04_05

Price trends

The gold price rose for the 9th consecutive year in 2009 to US$1087.50/oz on the London PM fix by December end (Chart 1). Gold’s strong performance during the past year was supported by a combination of many factors which included: first, a continuation of inflows as a by-product of the financial crisis; second, concerns by investors on future inflation and negative sentiment on the outlook for the dollar; and third, a shift in central bank reserve management, as western central banks slowed gold sales and developing nations increased their gold reserves, prompting a structural shift in the supply/demand dynamic. In particular, during the second half of 2009 the yellow metal reached a historic high of US$1212.50/oz, on the London PM fix. The price of gold also rose during 2008 amidst the worst financial crisis since the Great Depression (Chart 2), fulfilling its protection role against unforeseen events and financial distress. During that same year, the US economy suffered its first annual contraction in GDP since 1982, while the benchmark S&P 500 and Dow Jones Industrial Average equity indices fell by over 30%. Other commonly traded commodities and diversified commodity baskets fell between 6% and 63%; the price of oil, which is often erroneously equated to an investment in gold, fell more than 50% during 2008.

Gold’s price performance during the financial crisis put it firmly in the spotlight. Many investors and commentators, hitherto unfamiliar with the yellow metal, attributed its high price solely to safe haven inflows. Safe haven inflows played an important role between H2 2007 – H1 2009, but the increase in price over that period marked the continuation of a well established trend rather than the emergence of a new one. The rally in the gold price started a good six years before the financial crisis began.

Gold’s bull run started in April 2001, when the price slowly lifted from its earlier low of US$255.95/oz, just higher than the 20-year low of US$252.85/oz set on 25 August 1999. Gold’s performance in the first nine months of 2001 was extremely modest, rising just US$20.55/oz to US$276.50/oz, a level it had reached and periodically retreated from in the previous few years. This time, however, the rise was to prove a harbinger for a strong and enduring rally. Between the end of 2001 and 2009, the gold price rose from US$276.50/oz to US$1087.50/oz, a cumulative rise of 293% or an average compounded annual return of 18.7%. Five of those 8 years were marked by gains of 20% or more.

An investor’s guide to the gold market | US edition

Chart 1: Gold price (US$/oz), London PM fix

US$/oz

1,400

1,200

1,000

800

600

400

200

0

1971 1975 1980 1985 1990 1994 1999 2004 2009

Source: LBMA

Chart 2: Annual change in the gold price (US$/oz), London PM fix (end of period; % YoY)

%

35

30

25

20

15

10

5

0

2001 2002 2003 2004 2005 2006 2007 2008 2009

Source: LBMA, World Gold Council

06_07

Like any freely-traded good or service, the price of gold is determined by the confluence of demand and supply. Many factors influenced the rise in the gold price over this period (these are discussed in more detail in the Demand and Supply chapters). On the supply side, mine production started to fall from 2001, hit by the curtailment of mine expansion plans in previous years, declining ore grades and production disruptions. Widespread producer de-hedging reduced the supply of gold coming from the miners even more, and while 2009 saw an increase in mine supply, production levels are still lower than a few years ago. At the same time, rising mining costs put a higher floor underneath the gold price. Metals Economic Group estimates that the total cost of replacing reserves and finding and mining new gold rose to US$655/oz in 2008 from US$281/oz in 2001 and it continues to go up. The period was also marked by a fundamental shift in the behavior of central banks, who switched from being large suppliers of gold to the market in 2001 to net purchasers by Q2 2009.

Meanwhile, on the demand side, strong GDP growth and a growing middle class in key jewelry buying markets like India and China were putting a higher floor underneath the gold price. While new ways to access the gold market were releasing pent-up investment demand, gold exchange-traded funds (ETFs), pioneered by the World Gold Council in 2003/2004, allowed investors to buy gold on stock exchanges for the first time. The development of the ETFs was mirrored by growing interest in gold ownership more generally, as evidenced by the concurrent rise in coin and bars sales. Investors began to increasingly acknowledge gold’s diversification benefits. In H2 2008 and 2009, as concerns about future inflation and dollar weakness grew, investors bought gold as a store of value, encouraged by its long history as an inflation and dollar hedge.

An investor’s guide to the gold market | US edition

Gold and volatility

08_09

Gold and volatility

Gold’s volatility characteristics are often misunderstood. Many people tend to equate the behavior of the price of gold to that of other commodities, which often are very volatile. Oil, copper and soybeans, for example, have had annualized volatilities of 41.2%, 25.0% and 23.1%, respectively, over the past twenty years (based on daily returns from January 1990 to December 2009). The volatility of gold over the same period was just 15.9%. Overall, commodities, as measured by the S&P Goldman Sachs Commodity Index, were over 35% more volatile than gold over the past twenty years.

There are good reasons why gold is less volatile than other commodities. First, the gold market is deep and liquid, and is supported by the availability of large above-ground stocks. Because gold is virtually indestructible, nearly all of the gold that has ever been mined still exists and, unlike base metals or even other precious metals such as silver, much of it is in near-market form. As a result, in the event of a sudden supply-side shock or rapid increase in demand, recycled gold can, and frequently does, come back on to the market, thereby dampening any brewing price spike.

The second reason rests in the geographical diversity of mine production and gold reserves. These are much more diverse globally than other commodities, leaving gold less vulnerable to regional or country-specific shocks. Contrast this with oil, for example, where the price will often be aggressively driven by economic or political events in the Middle East, Eurasia, and Africa – regions where geopolitical risk is usually comparatively high (Chart 3). Similar examples can be found in metals: close to 50% of palladium’s production comes from Russia, and 78% of platinum’s production comes from South Africa.

Gold has, in fact, been slightly less volatile than major stock market indices such as the S&P 500 over the past 20 years. The average daily volatility from January 1990 to December 2009 for gold was

15.9% per annum compared to 18.4% annual volatility for the S&P 500 over the same period (Chart 4). Even if 2008 and 2009 are excluded from the equation, given the unusually high levels of volatility experienced by most assets during that time (the average daily volatility of the S&P 500 jumped to 41% in 2008, while gold’s average daily volatility rose to 31.6%), the S&P 500 was still 10% more volatile than gold on average.

An investor’s guide to the gold market | US edition

Chart 3: 2008 world gold mining and crude oil production by region (% of total production)

%

35

30

25

20

15

10

5

0

North

America

Latin

America

Europe

Eurasia

Middle

East

Africa

Asia

Oceania

Gold Crude oil

Source: GFMS, Energy Information Administration

Chart 4: Gold and S&P 500 22-day rolling daily return volatility (annualized)

%

100

89% during

market fall

(‘08 recession)

80

Annualized daily return vol. from Jan ‘90 to Dec ‘09

Gold: 15.9% S&P 500: 18.4%

60

40

20

0

1990 1992 1994 1996 1998 2000 2003 2005 2007 2009

Gold (US$/oz) S&P 500

Source: Bloomberg, World Gold Council

10_11

The investment case for gold

An investor’s guide to the gold market | US edition

The investment case for gold

Many investors have bought gold as a tactical asset in recent years in order to capitalize on the positive price outlook associated with strong demand and tight supply in the industry. But gold also has a role to play as a strategic asset, thanks to the diversification benefits it can bring to a portfolio, its effectiveness as a store of value against inflation and dollar depreciation, and its behavior as a safe haven in times of financial or geopolitical duress.

Gold as a portfolio diversifier

One of the most compelling reasons to invest in gold is to help diversify a portfolio. Portfolio diversification is one of the cornerstones of modern finance theory. Put simply, it argues that investors should hold a range of assets in their portfolio that are diversely correlated to lower the risk while enhancing returns. Different assets perform well under different macroeconomic, financial and geopolitical conditions (Table A). For example, a sharp slowdown in world growth is likely to hurt industrial-based commodity prices and cyclical stocks,

Table A: Performance of key financial asset classes and macroeconomic indicators

Asset

2009

2008

2007

2006

Average

2001-2005

Average

1991-2000

Short term T-Bills 0.1% 1.8% 4.8% 4.8% 2.2% 5.0%

US Treasuries -3.6% 13.7% 9.0% 3.1% 5.4% 7.9%

US corporate bonds 18.7% -4.9% 4.6% 4.3% 7.1% 8.4%

US high yield bonds 58.2% -26.2% 1.9% 11.8% 8.9% 11.2%

EM sovereign debt 28.2% -10.9% 6.3% 9.9% 12.3% 15.4%

S&P 500 26.5% -37.0% 5.5% 15.8% 0.5% 17.5%

MSCI world ex US 34.4% -43.2% 12.9% 26.2% 5.3% 8.7%

MSCI emerging markets 79.0% -53.2% 39.8% 32.6% 19.4% 8.3%

REITs 22.5% -41.4% -21.7% 28.1% 11.0% -

S&P GS commodity index 13.5% -46.5% 32.7% -15.1% 9.8% 5.4%

Gold (US$/oz)* 24.4% 5.8% 31.0% 23.2% 13.7% -3.4%

US real GDP growth (saar) 0.1% -1.9% 2.5% 2.4% 2.4% 3.6%

US CPI inflation (saar) 2.8% 0.0% 4.1% 2.5% 2.6% 2.7%

Note: All returns are in US dollars and computed using total return indices (unless otherwise noted). *Spot price as of 5PM US Eastern Time

Source: Bloomberg, Barclays Capital, JP Morgan, World Gold Council

12_13

but boost returns on government bonds. High inflation years will often coincide with sharp rises in commodities prices, but poor gains in equity and bond indices. Diversification reduces the likelihood of substantial losses arising from a change in macroeconomic conditions that are particularly damaging for one asset class, or a group of asset classes that behave in a similar fashion.

Because changes in the price of gold do not correlate with changes in the price of other mainstream financial assets, the yellow metal fulfils this investment criterion. Importantly, it is a relationship that holds across markets and over time. The correlation coefficients between gold and a range of US assets are shown in Chart 5. Over the past ten years, the average correlation of gold with US equities and short term cash bonds has been close to zero, while the correlation of gold to government and corporate bonds, world equities and REITs has ranged between 12% and 30%.

Gold price changes do not correlate strongly with most commodities either (Chart 6). For example, the correlation of gold to two major commodity indices: the S&P Goldman Sachs Commodity Index (a production-weighted index) and the Dow Jones AIG Commodity Index (a liquidity and production-weighted index) is 30% and 44% respectively. The difference arises from the fact that the S&P GSCI is skewed towards energy while the DJ UBS commodity index has a more diverse set of weights. Out of the 20 major commodities that generally comprise the indices, all but silver had a correlation with gold lower than 50%, ranging between -12% and 30%.

An investor’s guide to the gold market | US edition

Chart 5: 5-year correlation of monthly returns on key asset classes versus gold (US$); January 2000 to December 2009

Short-term T-bills

US Treasuries

US corporate bonds

US high yield bonds

EM sovereign debt

S&P 500

MSCI world ex US

MSCI emerging markets

REITs

S&P GS commodity index

-1.0 -0.8 -0.6 -0.4 -0.2 0.0 0.2 0.4 0.6 0.8 1.0

Source: Bloomberg, Barclays Capital, JP Morgan, World Gold Council

Chart 6: 10-year correlation of monthly returns on key commodities and commodity indices versus gold (US$); January 2000 to December 2009

S&P GS commodity index

Dow Jones UBS commodity index

Live cattle

Soy beans

Crude oil

Coffee

Copper

Silver

-1.0 -0.8 -0.6 -0.4 -0.2 0.0 0.2 0.4 0.6 0.8 1.0

Source: Bloomberg, World Gold Council

14_15

It is also worth noting that, contrary to popular belief, there is no stable correlation between gold and oil prices; at times the price of the two commodities move in the same direction, but at other times they do not (Chart 7).

Gold’s lack of correlation with other assets is a function of the unique drivers of demand and supply, which, as for any freely traded good, ultimately determine price movements. Demand for gold comes from three sectors: jewelry, industry and investment; while supply comes from newly mined gold, official sector sales and the recycling of above ground stocks. The three sources of demand and three sources of supply are, in turn, affected by a very wide range of factors, discussed in more detail in the Demand and Supply sections. Some factors, such as inflation and currency movements, are tied to developments elsewhere in financial markets, but many more are peculiar to the gold market, underpinning the yellow metal’s lack of correlation to other assets year after year. These include fashion trends, marketing campaigns, the Indian wedding season, religious festivals, gold mine exploration spending, new discoveries of gold, the cost of finding and mining gold and central banks’ strategic reserve decisions.

Gold as an inflation hedge

Gold’s history as an inflation hedge spans centuries. It was perhaps best chronicled by Roy Jastram in his seminal book The Golden Constant, originally published in 1977. Jastram, then professor of Business Administration at the University of California at Berkeley, found that over the centuries and in different countries, gold’s purchasing power, while fluctuating, has returned to a broadly constant level. A new edition of the book was published in June 2009, with two additional chapters by Jill Leyland, formerly Economic Adviser to the World Gold Council, to bring it up to date.

More recent data show that gold has continued to hold its value versus the dollar. Between the end of 1973 (at which point the price of gold had been freed in both private and official markets) and December 2009, the gold price increased from US$106.72/oz to US$1087.50/oz, a rise of 928%. Adjusting for the cumulative rise in US consumer price inflation over the same period, gold rose by 119%, which equates to an annualized real return of 2.2% (Chart 8).

An investor’s guide to the gold market | US edition

Chart 7: Rolling 2-year correlation between monthly changes in the price of gold (US$/oz) and oil (WTI, US$/bbl)

Correlation

0.8

0.6

0.4

0.2

0.0 -0.2 -0.4

-0.6

01/1986 03/1988 05/1990 07/1992 09/1994 11/1996 01/1999 03/2001 05/2003 07/2005 09/2007 11/2009

Source: Bloomberg, World Gold Council

Chart 8: Gold (US$/oz, end of period) and real gold price (January 1973 = 100)

US$/oz

1,200

1,000

800

600

400

200

0

01/1973 01/1978 01/1983 01/1988 01/1993 01/1998 01/2003 01/2008

Gold (US$/oz) Real gold price (deflated by CPI)

Source: IHS Global Insight, Bureau of Labor Statistics, World Gold Council

16_17

A cursory glance at changes in the gold price and changes in the US consumer price index shows an intuitive relationship between the two, with peaks in the gold price tending to lead peaks in the CPI (Chart 9).

Observing gold’s performance in high inflation years compared with moderate and low inflation years also helps to underline the relationship. Between 1972 and 2009, US consumer price inflation exceeded 5% (which we define as a high inflation year) in 9 years; the CPI ranged between 2% and 5% (defined as a moderate inflation year) in 21 years; and inflation was low (below 2%) in 6 years. Whereas in the low and moderate inflation years gold only posted small positive real returns, in the high inflation years gold rose by an average of 19.2% in real terms (and a median increase of 14.9%).

There are two main reasons why gold acts as an inflation hedge. First, gold has a long history as a monetary asset, but unlike other currencies its value cannot be de-based by governments or central banks. Throughout history, governments have repeatedly “switched on the printing presses” to finance expenditure programs, often leading to rampant inflation. More recently, concern over the amount of money pumped into the economy during the 2007/2008 financial crisis led to a strong increase in investors’ interest in gold as a store of value in early 2009 when the world economy started to show signs of recovery.

Second, commodities are often the root cause of inflation, with increases in the price of fuels, metals and other raw materials used in the production process passed from producers to consumers, creating what economists term “cost-push” inflation. Mining gold is a resource intensive business, with many commodities, such as energy, cement and rubber, used in the exploration, extraction and production process. As a result, a rise in commodity prices puts direct pressure on the cost of extracting gold, which in turn puts a higher floor underneath the gold price.

An investor’s guide to the gold market | US edition

Chart 9: Annual change in the gold price (US$/oz) and US CPI

(2-year moving average; % YoY)

% %

100 14

80 12

60 10

40 8

20 6

0 4

-20 2

-40 0

1972 1975 1978 1981 1984 1987 1990 1993 1996 1999 2002 2005 2008

Gold (US$/oz; LHS) US CPI inflation (RHS)

Source: IHS Global Insight, Bureau of Labor Statistics, World Gold Council

Chart 10: Average annual real gold price return (US$/oz) during high, moderate and low inflation years; 1972 to 2009

%

20

15

10

5

0

Low

Moderate

High

(US CPI YoY <2.0%)

(2.0% <US CPI YoY <5.0%)

(US CPI YoY >5.0%)

Source: Bloomberg, Bureau of Labor Statistics, World Gold Council

18_19

Gold as a dollar hedge

Gold has historically exhibited a strong inverse relationship to the dollar or, further back in history, whatever global currency was dominant at the time. Over the past ten years, the correlation of weekly returns between gold and the trade-weighted dollar has ranged from -0.3 to -0.8 (Chart 10). The correlation coefficient in 2008 and 2009 was -0.7 and -0.3 respectively. This relationship makes gold an effective hedge against dollar weakness and has been a key influence in driving up the gold price in recent years, which have been characterized by a sharp depreciation in the dollar and expectations of further dollar weakness due to the record US budget deficit (Chart 11).

There are strong reasons why gold tends to move in an opposite direction to the US dollar. First, gold is priced in dollars and, everything else being equal, weakness in the currency in which a real asset is denominated tends to lead to an increase in its price, as sellers demand compensation for the currency loss. Second, gold’s history as a monetary asset makes it an attractive store of value in periods of high inflation or rising inflation expectations, driven by excessive money supply growth, which undermines fiat currencies. Third, the depreciation in the dollar (appreciation in other currencies) reduces gold’s price to buyers outside of the dollar bloc, increasing demand and putting upward pressure on the price. Finally, a depreciation in the dollar increases the costs of extracting gold overseas and often the price of other commodities used in the extraction and production process, thus putting a higher floor underneath the gold price.

Gold as a safe haven asset

Gold has a long history as a safe haven asset. During periods of geopolitical or financial market uncertainty, investors have tended to increase their purchases of gold and gold-related instruments. The 2008 financial crisis is a good case in point, as gold rose 4.3%, based on the London PM fix, in a year marked by contractions in nearly all financial markets except government bonds. However, gold’s history as the asset of last resort goes back far further. In his classic book “The Golden Constant”, Roy Jastram describes what he calls the “Attila Effect”, or the tendency of people of all types to gravitate towards gold in times of social, political and economic distress. Examples are plenty, but given that the price of gold was not free floating until the 1970s, we will focus on modern history.

While gold should not be regarded as a panacea, given that the price performance depends on many factors, one can still find a positive relationship between gold and economic or financial crises. Perhaps the best example of the value of gold in the mind of investors lies in the recent crisis (Chart 12). The gold price rose for the eighth consecutive year in 2008 amid one of the most tumultuous years in financial markets since the Great Depression. The price reached a new record high in the first quarter of the year, of US$1011.25/oz, on the London PM fix, on March 17, following the safe haven inflows in the run up to the Bear Stearns crisis and subsequent takeover by JP Morgan with backing of the US Treasury. The gold price subsequently pulled back, but spiked up several times later in the year as it emerged that the Treasury would have

An investor’s guide to the gold market | US edition

Chart 11: Correlation of gold (US$/oz) and the trade weighted US dollar by year (using weekly returns)

Correlation

0.0

-0.1

-0.2

-0.3

-0.4

-0.5

-0.6

-0.7

-0.8

-0.9

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Source: Bloomberg, Federal Reserve, World Gold Council

Chart 12: Performance of gold ($US/oz; LHS) and S&P 500 index (RHS) during the peak of the financial crisis; January 2008 to March 2009

US$/oz 1 2 3 4

Index level

1,110 1,450

1,050 1,350

1,000 1,250

950 1,150

900 1,050

850 950

800 850

750 750

700 650

01/2008 03/2008 05/2008 07/2008 09/2008 11/2008 01/2009 03/2009

Gold (US$/oz; LHS) S&P 500 (RHS)

1. Bear Stearns crisis.

2. Fears that Fannie & Freddie lack funding.

3. US House fails to approve $700bn bailout package; CB’s cut rates.

4. Negative economic data indicates recession is not over.

Source: Bloomberg, World Gold Council

20_21

to bailout mortgage giants Freddie Mac and Fannie Mae, and come to the rescue, along with the Federal Reserve, of the US financial system as a whole.

Lehman Brothers’ collapse in the fall of 2008 prompted investors to buy an unprecedented 111 tonnes of gold ETFs in five consecutive days, bringing total inflows in gold ETFs in Q3 to 150 tonnes. However, the impact of strong investor inflows into gold ETFs, coupled with strong buying of physical gold, was offset to a significant extent by disinvestment by institutional investors who, in the absence of having anything else to sell and with money markets essentially shut, used gold as an “asset of last resort”, selling it to raise much-needed cash in order to meet margin calls on other assets. Nevertheless, gold ended 2008 with a 4.3% return compared with a drop of 43% in commodity markets (as measured by the S&P Goldman Sachs Commodity Index), and a 37%, 43%, and 53% fall, respectively, in US, developed and emerging equity markets.

There are valid reasons why investors buy gold during such periods. Gold is unique in that it does not carry credit risk. Gold is no one’s liability. There is no risk that a coupon or a redemption payment will not be made – as for a bond; or that a company will go out of business – as for an equity. And unlike a currency, the value of gold cannot be affected by the economic policies of the issuing country or undermined by inflation in that country. At the same time,

24-hour trading, a wide range of buyers – from the jewelry sector to financial institutions to manufacturers of industrial products – and the wide range of investment channels available, including coins and bars, jewelry, futures and options, exchange-traded funds, certificates and structured products, make liquidity risk very low.

An investor’s guide to the gold market | US edition

Demand

22_23

Demand

Gold demand comes from three sources: jewelry, industry (including medical applications), and investment. In the five years to 2009, the annual demand for gold was, on average, 3,692 tonnes. The primary source of demand comes from jewelry, which has accounted for 61% of the total demand over the past five years, followed by investment demand (including inferred investment) which has accounted for a further 27% and industry which accounts for the remaining 12% (Chart 13). While jewelry remains by far the largest component of demand, its share has decreased over the past two years in favor of investment demand, as a by-product of the financial crisis.

Jewelry

Jewelry demand is affected by desirability, income levels, price and price volatility, as well as a variety of socio-economic and cultural influences. Over 57% of jewelry demand has come from four countries/ regions – China, India, Turkey and the Middle East – over the past five years (Chart 14). Each market is driven by a different set of socio-economic and cultural factors. India, which typically buys a quarter of the world’s gold jewelry each year, is a good case in point. Here, demand for gold is firmly embedded in cultural and religious traditions.

The country has one of the most deeply religious societies in the world, the most widespread faith being Hinduism, which is practiced by around 80% of the population. Gold is seen as a gift from the Gods, providing social security, and a symbol of wealth and prosperity in the Hindu religion. Hindus consider gold an auspicious metal, which they like to personally acquire or offer as a gift to family members during religious festivals. The most important of these is Diwali, which coincides with the harvest of the crops and marks the beginning of the Hindu financial New Year; it usually takes place in October or November. Gold also plays an important role in the marriage ceremony, where brides are often adorned from head to toe in gold jewelry. Most of this will be a gift from the bride’s parents as a way of providing her with some inheritance, as Hindu tradition dictates that the family’s assets are only passed down to sons. Much of this demand takes place during the wedding season, which falls between October to February and April to May, though a good many purchases will be made well in advance of the wedding, often years ahead and perhaps even from birth.

An investor’s guide to the gold market | US edition

Chart 13: Average annual demand in tonnes; 2005 to 2009

Jewelry

2,268 t

61%

Investment*

993 t

27%

Industrial

431 t

12%

*Includes identifiable and inferred investment demand t = tonnes Source: GFMS, World Gold Council

Chart 14: Average annual jewelry demand by region in tonnes; 2005 to 2009

India

512 t

23%

China

324 t

14%

Middle East

307 t

13%

USA

250 t

11%

Turkey

155 t

7%

Rest of the world

719 t

32%

t = tonnes

Source: GFMS, World Gold Council

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These Indian events are one reason why demand for jewelry is seasonal, but there are other important reasons. Christmas, for instance, and other end-of-year festivals are also significant gold-buying occasions around the globe. The long holidays around 1st May (Labor Day), National Day and Chinese New Year in China are also occasions associated with the purchase of gold jewelry. Q4 is generally the strongest quarter thanks to Diwali, the most important Hindu festival, the main Indian wedding season and Christmas. Significant events in Q1 are the Chinese New Year, the end of the Indian wedding season and, to a lesser extent, Valentine’s Day. The start of the second quarter sees additional wedding seasons in parts of India, while April and May brings the Akshaya Trithya festival in India. Tourist demand is at its peak in Turkey in the third quarter. In contrast, the third quarter sees the Shrad – a fortnight whose religious significance is not propitious for gold buying by Hindus. Wedding season in China usually falls into the winter months in Q4 and it typically accounts for 20% of the local gold jewelry annual consumption.

Many of gold’s key jewelry-buying markets have experienced rapid GDP growth over the past decade, India and China being the best examples. This has led to a sharp increase in households’ disposable income levels and has pushed a growing number of households from low-income to middle and high-incomes. The retail sectors in these countries have been revolutionized as a result and gold has been one of the many luxury consumer goods to benefit. In effect, rising income levels have put a higher floor underneath the gold price than in the past.

In 2008 and 2009, jewelry demand slowed sharply as the world economy experienced its worst recession since the Great Depression. Consumers, facing rising unemployment and falling house and stock prices, concentrated spending on holding onto their savings and spending on essential goods, at the expense of non-essentials such as jewelry. At the same time, the gold price reached record levels in key jewelry buying markets, largely due to weakness in their respective currencies. While a rising gold price is not always negative for jewelry demand, as jewelry is often bought with the dual purpose of adornment and investment, in this instance, when combined with a sharp slowdown in growth (and outright contraction in some countries) and unusually high price volatility, it contributed to a notable downturn in the jewelry market.

An investor’s guide to the gold market | US edition

Consumers and the jewelry trade do not like price volatility. It makes them reluctant to buy gold, for fear that they might find they can purchase it cheaper at a later date. They are therefore inclined to at least wait for prices to stabilize. This is especially true of markets like India and the Middle East, where jewelry is priced according to the prevailing market rate with only a small mark up. This makes changes in the market price of gold visible very quickly at the retail level, thereby having a direct impact in the jewelry market.

However, consumers in China behaved differently due to the country’s history of regulation, price and import controls in the local gold market. Retail price controls in the jewelry sector were only abolished in 2001 and, while the Shanghai Gold Exchange was established in 2002, the investment market opened up in 2005. As a result, Chinese consumers do not own large stocks of gold and are currently still in the accumulation process. Consequently, Chinese consumers were less willing to sell back their holdings while the global recession was affecting other parts of the market. Typically, high-karat jewelry is sold at a low margin, by weight, but the price at the retail level does not react as fast to changes in the spot gold price, as it does in India. This implies that consumers are not as inclined to think tactically or on a day-to-day basis, but rather from a strategic point of view.

The “triple whammy” of the global recession, record local currency gold prices and abnormally high price volatility saw jewelry demand contract by 9% in 2008 and 20% in 2009. There are, however, positive signs that jewelry demand has started to recuperate as the global economic continues to recover. Jewelry demand grew by almost 50% from Q1 2009 to Q4 2009.

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Investment

Investment accounted for 27% of total demand over the past five years, or 993 tonnes per annum on average, making it the second largest element of demand. In the World Gold Council’s Gold Demand Trends, where readers can monitor demand and supply flows on a quarterly basis, investment is divided into identifiable and inferred investment. Identifiable investment is made up of retail investment in coins, bars, medals and imitation coins, and exchange-traded funds (ETFs) and related products. Inferred investment is the balancing item between the supply and demand figures. While this category is partly an error term, its more important role is to capture the less visible part of investment demand.

Since the beginning of the decade, total investment demand has soared from only 4% of overall gold demand in 2000 to a record 45% in 2009. From 2003 to 2007, the increase in investment was driven mainly by an increase in demand for ETF and related products, as the launch of these new gold-backed products around the world released pent-up demand. In 2008 and 2009, as demand for safe haven investments soared as the world’s financial markets went into meltdown, both retail demand for coins and bars and ETF demand increased sharply (Chart 15).

Although some of the safe haven inflows may diminish as the global economy recovers and investors’ risk appetite improves, there are good reasons to expect investment demand to remain strong. First, if investors have learned anything from the 2007/08 financial crisis it is an understanding of risk and diversification, which is likely to support the case for gold as a safe haven against future “event” risks. More broadly, they have come to recognize the importance of gold as a diversifying asset regardless of the state of the financial sector or wider economy. Gold has been one of the few assets to deliver on its “diversification” promise, in contrast to so many other assets where the correlations with equities tended to “1”. Second, gold has a long history as a store of value against inflation and dollar depreciation; many investors are of the view that both are on the cards. Finally, the demand and supply dynamics in the gold industry remain positive, supporting tactical allocations: the strength of investment demand should continue to offset much of the weakness in the jewelry and industrial sectors, where demand should improve as the world economy recovers. On the supply side, mine production remains relatively flat and central banks have turned from being large net sellers of gold to small net buyers, according to preliminary data.

An investor’s guide to the gold market | US edition

Chart 15: Investment demand in tonnes

Tonnes

1,400

1,200

1,000

800

600

400

200

0

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Retail investment ETFs and similar products

Source: GFMS

Industrial

Industrial and dental uses accounted for around 12% of gold demand or an annual average of 431 tonnes from 2005 to 2009, inclusive. Over half of the gold used in technical applications goes into electronic components thanks to gold’s high thermal and electrical conductivity and its outstanding resistance to corrosion. The share of electronics in total gold demand has grown over the past decade but it also fluctuates according to global GDP and the fortunes of the electronics industry. Most manufacturing of electronic components containing gold occurs in North America, Western Europe or East Asia.

Gold’s medical use has a long history; its bio-compatibility, resistance to bacterial colonization and to corrosion, as well as its malleability mean that it can be used successfully inside the human body. Today’s various biomedical applications include the use of gold wires in pacemakers, implants for the eye and inner ear, as well as gold seeds in the treatment of prostate cancer. Its best-known and most widespread use, however, is in dentistry. Dental use currently accounts for about 1.6% of gold demand on average for the past 5 years, a share which is gradually declining.

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Gold is also used in a number of other industrial and decorative purposes such as gold plating and coating and in gold thread (used in saris in India). Various techniques are employed to enable gold to be used in decorative finishes. Other applications take advantage of gold’s reflectivity of heat and other useful optical properties. Overall these uses of gold account for 2-3% of total demand.

New uses of gold

Research over the last decade has uncovered a number of possible new practical uses for gold, some of which appear to have substantial potential in increasing the industrial use of the metal. This includes the use of gold as a catalyst in fuel cells, chemical processing and controlling pollution. A number of companies are known to be developing industrial catalysts based on gold and this could lead to important new demand for the metal, not least in the automotive industry, which currently consumes large quantities of other precious metals like platinum (but not gold). In the rapidly developing field of nanotechnology there are many possible applications, including the use of gold in solar cells, improved LCD displays using gold nanorods, for example, in mobile phones and laptops, as well as the development of new technologies to store terabytes of data on a single disc or flash memory device.

An investor’s guide to the gold market | US edition

Supply

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Supply

The annual supply of gold comes from a combination of newly mined gold, the mobilization of central bank reserves and the recycling of above ground stocks. In the five years to 2008, the annual supply of gold averaged 3,692 tonnes, 59% of which came from newly mined production (net of producer de-hedging), 10% from net official sector sales and 31% from the recycling of fabricated products, principally jewelry (Chart 16).

Mine production

Gold is mined on every continent with the exception of Antarctica (where mining is forbidden), in operations ranging from the tiny to the enormous. The dominant producing country for much of the 20th century was South Africa, which in the early 1970s was producing 1,000 tonnes per annum, or over 70% of the world total at that time. This position has been eroded in the past two decades and today mine production is much more geographically diverse. This helps to underpin gold’s lower price volatility compared with other commodities, such as oil, as it has reduced the metal’s vulnerability to any economic, political or physical shock in a specific country or region. China is currently the world’s largest producer of gold, mining 330 tonnes of the yellow metal in 2009, followed by the Australia and South Africa, which produced 223 and 222 tonnes respectively (Chart 17).

An investor’s guide to the gold market | US edition

Chart 16: Average annual supply in tonnes; 2005 to 2009

Mine production

(net of producer hedging)

2,184 t

59%

Net official sector sales

358 t

10%

Recycled gold

1,149 t

31%

t = tonnes

Source: GFMS, World Gold Council

Chart 17: Top 10 gold producing countries by tonnage in 2009

Tonnes

350

300

250

200

150

100

50

0

China

Australia

South

US

Russia

Peru

Indonesia

Canada

Ghana

Uzbekistan

Africa

Source: GFMS

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The supply of gold from the mining sector started to decline after 2001 (Chart 18), due partly to the considerable cutbacks in exploration spending that accompanied the low gold price in the late 1990s and the consequent dearth of major new discoveries that followed, and partly to declining ore grades and production disruptions. Despite a surge in mine production during 2009 relative to previous years, overall, the supply of gold coming from the mining sector has been reduced further since 2001 by the widespread practice of de-hedging, with producers closing out hedge positions (forward fixed price arrangements) taken out in earlier years.

Although exploration spending started to pick up in earnest from 2003, thanks to the higher gold price, the industry has had only limited success in finding major new deposits of gold. Metals Economics Group cites no major discoveries of gold in their 2008 report, Strategies for Gold Reserve Replacement, and only one in 2007. On a three-year average basis, gold contained in major new discoveries declined to 426 tonnes in 2008 compared with 3,948 tonnes ten years ago (Chart 19). In addition, lead times in the industry are typically very long, which means that it can take years for a new discovery to translate into higher gold supply.

Despite these challenges, the major gold producers have been able to replace their reserves through a combination of acquisitions, finding additional resources at existing mines and upgrading resources to reserves thanks to the higher gold price.

Operating costs

Mining gold is an expensive business. Before mining can even begin, the gold must be found using costly exploration techniques, or gold deposits must be acquired from a third party. A mine must then be built, as well as possibly an entire infrastructure, depending on the location of the mine. Gold-bearing ore is then dug from the surface or extracted from the rock face underground. It is then brought to the surface, where necessary, and crushed or milled, then concentrated in order to separate out the coarser gold and heavy mineral particles from the remaining parts of the ore. Gold is removed from the concentrate by a number of processes and then smelted into gold-rich doré (a mix of gold and silver) and cast into bars. Doré bars are then sent to an external refinery to be refined to bars of pure (999.9 parts per thousand) gold.

An investor’s guide to the gold market | US edition

Chart 18: Annual world mine production in tonnes

Tonnes
2,700 2,600 2,500 2,400 2,300 2,200 2,100
2,000
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Source: GFMS

Chart 19: Gold in major discoveries and gold exploration budgets by year

Tonnes										US$bn
3,000										3.6
2,500										3.0
2,000										2.4
1,500										1.8
1,000										1.2
500										0.6
0										0.0
	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008

Resources in major new discoveries, 3-year average (tonnes; LHS)

100% of annual exploration on grassroots gold target and 75% of the late-stage gold budgets

(US$bn; RHS)

Source: Metals Economics Group

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On top of all this, the mine facility needs to be maintained and overhead, administrative and marketing costs must be met. The cost of all this varies greatly from mine to mine and depends on a whole host of factors, including: the country of origin, the cost of labor, the nature and distribution of the ore body, the ore grades, and such issues as the need to build infrastructure and local political instability, which can lead to costly delays.

Costs are generally quoted “cash” or “total”. Cash costs include all the regular working costs of the mine, while total costs include additional charges such as depreciation. Cash and total costs have escalated sharply in recent years, fuelled by inflationary pressures from rising labor costs, the higher price of energy and other raw materials used in the production process, such as rubber and steel, and the depreciation in the dollar which has increased local currency costs in mines located outside of the dollar bloc. Cash costs rose to US$467/oz in 2008 from US$176/oz in 2001, while total costs rose to US$585/oz from US$228/oz over the same period.

But even total costs do not fully encompass the cost of finding and mining gold. They do not, for instance, include exploration spending that ultimately proves unsuccessful. Metals Economics Group estimates that, when these costs are included, the all-inclusive cost of replacing and producing an ounce of gold was even higher in 2008, at US$655/oz (Chart 20). The rise in production costs has contributed to putting a higher floor underneath the gold price in recent years.

Supply from above ground stocks

Because gold is virtually indestructible, practically all of the gold that has ever been mined still exists. Of the 163,000 tonnes of above ground stocks currently estimated to be in existence, GFMS calculates that 51% is held in the form of jewelry, 18% is in the hands of the official sector, 17% is with investors, 12% is contained within industrial products and 2% is unaccounted for (Chart 21). Some of this gold periodically comes back onto the market, principally from the jewelry and official sectors.

An investor’s guide to the gold market | US edition

Chart 20: Total cost of replacing and producing an ounce of gold by year

US$/oz
700 600 500 400 300 200 100
0
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Cash operating costs	Sustaining capital costs
New mines capital costs	Reserve replacement costs

Source: Metals Economics Group

Chart 21: Above ground stock as at end-2008 (163,000 tonnes)

Jewelry	83,600 t	51%
Official holdings	28,700 t	18%
Private investment	27,300 t	17%
Other fabrication	19,700 t	12%
Unaccounted	3,600 t	2%

t = tonnes

Source: GFMS, World Gold Council

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Official sector

Central banks and supranational organizations have been major holders of gold for more than 100 years. Central banks started building up their stocks of gold from the 1880s, during the period of the classic gold standard, when the amount of money in circulation was linked to the country’s gold stock, and paper money was convertible to gold at a fixed price. At their peak in the 1960s, official gold reserves were around 38,000 tonnes and probably accounted for about half of above ground stocks at that time. Gradually, as central banks created more money than was consistent with stable prices and after several years of moderate, but persistent inflation, the maintenance of the official price of gold became unrealistic, and the United States, as the pivot of the system, was faced with the choice of deflating, devaluing or abandoning the system. In August 1971, it abandoned the system, with President Nixon “closing the gold window”.

In the 1980s and 1990s, central banks began to re-appraise the role of gold in their external reserves. Some central banks decided to reduce their gold holdings and the total of official stocks declined by about 10% between 1980 and 1999. In September 1999, a group of European central banks agreed, in the first Central Bank Gold Agreement (CBGA1) to limit disposals to 400 tonnes a year for five years, and also set a ceiling on the volume of gold lent to the market. They also reaffirmed their confidence in the future of gold as a reserve asset. CBGA1 proved very successful and was renewed (CBGA2) for a further five year term in September 2004, this time setting the annual ceiling at 500 tonnes. Signatories sold almost the full quota the first year of the agreement, however, they only sold 396 tonnes the second year, 476 tonnes the third, and significantly undersold the ceiling in the final two years. In the penultimate year of the agreement, signatories sold 358 tonnes of gold and 157 tonnes in the final year (Chart 22). A third five-year CBGA agreement was announced on August 7, 2009, reducing the annual ceiling to 400 tonnes, in a clear acknowledgement that central banks’ appetite for gold sales had diminished. At the same time, the signatories reiterated the importance of gold as an element of global monetary reserves and said that the planned 403 tonnes of IMF sales could also be accommodated within the agreement.

An investor’s guide to the gold market | US edition

Chart 22: Gold sales under CBGA2* in tonnes

Tonnes
600 500 400 300 200 100
0
Year 1 Year 2 Year 3 Year 4 Year 5

European Central Bank	Belgium	Germany	Portugal	Sweden
Austria	France	Netherlands	Spain	Switzerland

*Central Bank Gold Agreement from 9/27/2004 to 9/26/2009 Source: World Gold Council

Many other central banks around the world hold either no gold or a very small percentage of their total reserve in gold. However, this is starting to change. Most noteworthy in 2008 was the announcement by China’s State Administration of Foreign Exchange (SAFE) that the country’s official reserves had grown to 1,054 tonnes from 600 tonnes. This makes China the world’s sixth largest official holder of gold, after the United States, Germany, the IMF, Italy and France. Yet the yellow metal still accounts for less than 2% of the country’s huge reserves, meaning there is ample scope for further growth, as is the case in the rest of Asia. The IMF’s International Financial Statistics, in which nearly all central banks report their gold holdings, also reported a notable increase in Russia’s gold reserves in 2008 and 2009, taking the country’s gold reserves to 607.7 tonnes in October 2009, or 4.7% of total reserves. The central banks of India, Sri Lanka and Mauritius have also increased their gold holdings, although because the combined 212 tonnes of gold was bought from the IMF in an off-market transaction, these purchases did not add to the net gold holdings of the official sector. The IMF announced in mid-February 2010 that it would shortly initiate phased sales of the remaining 191.3 tonnes of gold via CBGA3. However, it added that the initiation of on-market sales did not preclude further off-market deals directly to interested central banks.

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Recycled gold

The remaining supply of gold comes from recycled fabricated products, mainly from the jewelry sector. Smaller amounts come from gold recovered from the electronics sector. The supply of recycled gold depends largely on economic circumstances and the behavior of the gold price. In the five years to 2009, recycled gold fluctuated between 890 tonnes and 1540 tonnes per annum (Chart 23). It is common practice in the Middle East and Asia for gold items to be sold if the owner needs ready cash.

Gold owners often also trade in one piece of jewelry for another and the original piece is then melted down (if it is simply resold, it is not included as “recycled gold” in the statistics). The 2007-2009 financial crisis was an example where the supply of gold from fabricated products reached a record quarterly high of 558 tonnes in Q1 2009, driven by distress selling as the world economy entered its worst recession since the Great Depression but it has subsided since despite the higher gold dollar prices.

Chart 23: Recycled gold in tonnes

Tonnes
1,800 1,600 1,400 1,200 1,000 800 600 400 200
0
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Source: GFMS

An investor’s guide to the gold market | US edition

Ways to access

the gold market

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Ways to access the gold market

The gold market is deep and liquid and there are many ways for investors to buy physical gold or gain an exposure to movements in the gold price.

Gold coins

Investors can choose from a wide range of gold bullion coins issued by governments across the world. These coins are legal tender in their country of issue for their face value rather than for their gold content. For investment purposes, the market value of bullion coins is determined by the value of their fine gold content, plus a premium or mark-up that varies between coins and dealers.

Coins vary in weight and in karatage. Karatage is an measure of gold content. Pure gold (“fine gold”) is 24 karats, hence 24 karats is theoretically 100% gold. Any karat content lower than 24 is a measure of how much gold there is, for example, 18 karat is 18/24ths of 100% gold = 75.0% gold. The most common coin weights (in troy ounces of fine gold content) are 1/20, 1/10, 1/4, 1/2 and 1 ounce.

It is important not to confuse bullion coins with commemorative or numismatic coins, whose value depends on their rarity, design and finish rather than on their fine gold content. Many mints and dealers sell both.

The US Mint offers a variety of bullion and commemorative coins, listed on their website at www.usmint.gov. The most widely traded coins in the US are American Eagle coins. American Eagles use 22 karat gold and are produced from gold mined in the United States. Their weight, content and purity are guaranteed by the United States Government. The US Mint does not sell American Eagle or other bullion coins direct to the public, but instead uses a network of wholesalers, brokerage companies, precious metals firms, coins dealers and banks; a network know as Authorized Purchasers. A collectible version of the Gold American Eagle coin is available directly from the United States Mint. The Mint also offers a 24k bullion coin – the American Buffalo – via the same Authorized Purchaser channel.

Gold bars

Gold bars can also be bought in a variety of weights and sizes, ranging from as little as one gram to 400 troy ounces (the size of the internationally traded London Good Delivery bar). Small bars are defined as those weighing 1000g or less. Bars are typically marked with the name of the manufacturer or issuer, a serial number, the purity of the bar and, at times, the weight. Bars are manufactured in different purities, usually ranging between 995.0 and 999.9 parts gold per 1000. The most widely traded small bars are one 1-kilo bars and the most widely traded large bars are London Good Delivery 400-oz bars. These bars must meet stringent conditions set by the London Bullion Market Association (LBMA), including being of a weight between 350oz and 430oz and being not less than 995.0 parts gold per 1000.

An investor’s guide to the gold market | US edition

The Gold Bars Worldwide website (www.goldbarsworldwide.com) provides a wealth of additional information regarding the international gold bar market.

A list of coin and bar dealers in the US can be found on the Where to Buy section of the World Gold Council website, at http://www. invest.gold.org/sites/en/where_to_invest.

Gold exchange-traded funds

Gold Exchange-Traded Funds (ETFs) offer investors the convenience of buying gold on the stock exchange as easily as they would any other share. There are several gold ETFs listed on stock exchanges around the globe. The largest ETF in the United States is SPDR® Gold Shares or “GLD” (its ticker symbol) as it is often known, a joint initiative between World Gold Council and State Street Global Advisors. GLD was originally listed on the New York Stock Exchange in November of 2004 and has traded on the NYSE’s Arca platform since December 13, 2007. GLD shares are 100% backed by physical gold bullion, all of which is held in the form of London Good Delivery 400-oz bars in allocated accounts. Investors in GLD cannot take physical delivery of the gold, rather it is held by a custodian on their behalf. The shares track the spot price of gold, less the administration fees. At the end of December 2009, the fund held a total of 1,134 tonnes of London Good Delivery Bars, worth around US$40 billion. The World Gold Council backed ETFs, such as GLD, never engage in derivative transactions. For more information, see www.spdrgoldshares.com.

Gold accounts

Bullion banks offer gold accounts. In an “allocated” gold account, gold is stored in a vault owned and managed by a recognized bullion dealer or depository. Specific bars (or coins, where appropriate), which are numbered and identified by hallmark, weight and fineness, are allocated to each particular investor, who pays the custodian for storage and insurance. The holder of gold in an allocated account has full ownership of the gold in the account, and the bullion dealer or depository that owns the vault where the gold is stored may not trade, lease or lend the bars except on the specific instructions of the account holder.

In an “unallocated” account investors do not have specific bars allotted to them (unless they take delivery of their gold, which they can usually do within two working days). Unallocated accounts are cheaper than allocated accounts as the bank reserves the right to lease the gold to a third party. As a general rule, bullion banks do not deal in quantities of below 1000 ounces in either type of account. Their customers are institutional investors, private banks acting on behalf of their clients, central banks and gold market participants wishing to buy or borrow large quantities of gold.

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Gold mining equities

Gold mining stocks are recognized as a way of gaining leveraged exposure to the gold price and the opportunity for outperformance, although they do not secure direct ownership of gold. If the gold price rises, the profits of gold mining companies are generally expected to rise and, as a result, so are their share prices. But this is not always the case. While often correlated to gold prices, gold mining shares are typically more volatile, and influenced by a broader set of issues than those which drive the bullion markets.

Numerous factors are involved in the pricing and valuation of gold equities. These can include: the maturity and geographic spread of mining projects, gold reserves, ore grades, costs, margins, profitability, strength of balance sheet, the debt profile and the quality of management. A combination of these forces can cause the share prices of gold stocks to act in a leveraged manner around the value of gold.

The gold mining sector is large and liquid. Over 300 gold mining companies are listed and publicly traded. Globally the sector is capitalized at over US$200 billion. Capitalizations range from very modest levels to the large cap gold mining stocks of over US$10 billion.

A number of established indices provide benchmarks of global gold mining share performance. For example: FTSE Gold Mines Index, S&P/TSX Capped Gold Index, Philadelphia Gold and Silver Index, AMEX Gold Bugs Index.

An investor’s guide to the gold market | US edition

Gold futures and options

Gold futures contracts are firm commitments to make or take delivery of a specified quantity and purity of gold on a prescribed date at an agreed price. The initial margin – or cash deposit paid to the broker – is only a fraction of the price of the gold underlying the contract. Consequently, investors can achieve notional ownership of a value of gold considerably greater than their initial cash outlay. While this leverage can be the key to significant trading profits, it can give rise to equally significant losses in the event of an adverse movement in the gold price.

Futures contracts are traded on regulated commodity exchanges around the world. In the United States, investors can trade gold in 100oz or 50oz (“miniFutures”) lots on the New York Mercantile Exchange’s COMEX division. If the buyer takes physical delivery of the gold, then the seller must deliver 100 ounces of refined gold per contract, assaying not less than 995.0 parts, cast either in one 100-oz bar or three 1-kilo bars, bearing a serial number and identifying stamp of a refiner approved by the exchange. In practice, however, most contracts are rolled over or settled financially.

COMEX also offers investors options on its gold futures. These give the holder the right, but not the obligation, to buy (“call” option) or sell (“put” option) a specified quantity of COMEX gold futures at a predetermined price by an agreed date. Like futures contracts, buying gold options can give the holder substantial leverage. COMEX options are “American-style”, meaning they can be exercised at any time up to expiration.

The over-the-counter market

The OTC market offers investors a further range of gold products, including spot and forward contracts and tailor-made structured products. However, because the entry level is typically high, this market is dominated by institutional players or ultra-high net worth individuals. Investors wishing to use this channel should contact a bullion bank.

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Pension eligibility and taxation

An investor’s guide to the gold market | US edition

Pension eligibility and taxation

Gold coins and bars are classified as “collectibles” for tax purposes. In retirement funds, the amount invested in collectibles is usually considered to be distributed to you in the year the investment takes place, meaning investors may have to pay an additional 10% tax. However, there are exceptions. This tax does not apply to precious metal bullion investment products, which are defined as coins or bars meeting minimum exchange purity requirements for contract delivery (i.e. 99.5% purity for gold). All investment grade bullion is eligible for inclusion in 401(k)s and Individual Retirement Accounts (IRAs). The same applies to SPDR Gold Shares, as the Internal Revenue Service treats the purchase of the shares as an investment in the underlying asset, which are solely London Good Delivery gold bars.

For long-term capital gains purposes, investments in the same gold coins and bars are not exempt from the “collectibles” category, nor are SPDR Gold Shares, and are subject to the maximum capital gain rate of 28%. There is, therefore, an anomaly in the way the IRS treats these gold coins and bars and SPDR Gold Shares for retirement purposes and for capital gains purposes. Legislation seeking to amend this, the Fair Treatment for Precious Metals Investors Act, has been introduced in Congress. If successful, the bill will also exempt these coins and bars and SPDR Gold Shares from the “collectibles” category for long-term capital gains purposes, meaning they will be taxed at the same rate as investments in stocks and mutual funds, which is currently 15%.

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Related World Gold Council research

An investor’s guide to the gold market | US edition

Related World Gold Council research

The following research reports can be downloaded from the World Gold Council’s website at: http://www.gold.org/investment/research

Gold Investment Digest, (quarterly)

Gold Demand Trends, (quarterly)

Linking Global Money Supply to Gold and to Future Inflation, by Juan Carlos Artigas

Structural Change in Reserve Asset Management, by Natalie Dempster

Gold as a Tactical Inflation hedge and Long-term Strategic Asset, by Natalie Dempster and Juan Carlos Artigas

Investing in Commodities – Benefits, Risks and Implementation: A Case Study on Missouri State Employees’ Retirement System, by Natalie Dempster

Is Gold a Volatile Asset? by Rozanna Wozniak

What does a US recession imply for the Gold Price? by Natalie Dempster

Investing in Gold: The Strategic Case, by Natalie Dempster

Gold as a Safe Haven, by Rhona O’Connell

Commodity Prices and the Influence of the US Dollar, by Nikos Kavalis

Unit convention

Troy ounce = 31.103 grams

Tonne = 32,151.74 troy ounces

Kilogram = 32.1507 troy ounces

Karat = gold purity in parts per 24

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Glossary

An investor’s guide to the gold market | US edition

Glossary

Account – allocated

An account in which the client’s metal is individually identified as his/her, and physically segregated from all the other gold in the vault; in the event of a default by the holding bank, the investor becomes a secured creditor.

Account – unallocated

An account in which the client’s bars are not specifically ring-fenced, and which may be cheaper than an allocated account as some banks do not charge for storage. The client carries higher counterparty risk, however, as he is an unsecured creditor in the event of a default by the holding bank.

American Option

An option that may be exercised on any date up to and including the expiry date.

Bar

A typical gold product, either for trading or accumulation. Bars come in a variety of shapes, weights and purities. Different bars are favored in different parts of the world.

Bull-run

A period of rising prices for a financial asset.

Bullion

Metal in the mass, usually uncoined gold in bars or ingots (from the Old French “boillion” meaning froth on boiling liquid).

Bullion coin

A legal tender coin whose market price depends on its gold content, rather than its rarity or face value.

Certificate

Gold certificates are a method of holding gold without taking delivery. Issued by individual banks they confirm an individual’s ownership while the bank holds the metal on the client’s behalf. The client thus saves on storage and personal security issues, and gains liquidity in terms of being able to sell portions of the holdings (if need be) by simply telephoning the custodian.

COMEX

The New York Commodity Exchange, now a division of NYMEX, the New York Mercantile Exchange. The contracts in COMEX gold market consists of 100 ounces each, and the actively traded contracts are the even months of the year.

50_51

Delivery

The transfer of an asset from the seller to the buyer. This does not necessarily involve physical shipment but can be done on paper with the bullion remaining in the vaults of a specified bank.

Doré

A gold-silver alloy, an intermediate product from certain gold mines.

Face Value

The nominal value given to a legal tender coin or currency (for example a 1oz Gold American Eagle coin has a face value of $50, but will always be bought close to the market price for a 1oz of gold).

Fineness

Gold purity, usually expressed in parts per thousand; thus 995 or two nines five is 995/1000 or 99.5% pure. 995 was the highest purity to which gold could be manufactured when good delivery (q.v.) was determined, but for very high technology applications now is possible to produce metal for up to 99.9999% purity.

Fix

The London gold fixing (see www.goldfixing.com) takes place twice daily over the telephone and sets a price at which all known orders to buy or sell gold on a spot basis at the same time of the fix can be settled. The fix is widely used as the benchmark for spot transactions throughout the market. The five members of the fix “meet” at 10:30am and 3:00pm London time.

Futures contract

An agreement to buy or sell a specific amount of a commodity or financial instrument at a particular price on a stipulated future date; the contact can be sold before the settlement date. Futures contracts are standardized and are traded on “margin” on futures exchanges, such as the COMEX division of NYMEX, or the Tokyo Commodity Exchange (TOCOM).

An investor’s guide to the gold market | US edition

Gold Standard

A monetary system based on convertibility into gold; paper money backed and interchangeable with gold.

Good delivery bar

Also referred to as large bars, the ingots that conform the London Good Delivery standard.

Good delivery standard

The specification to which a gold bar must conform in order to be acceptable on a certain market or exchange. Good delivery for the London Bullion Market is the internationally accredited good delivery standard. A good delivery bar for London should weigh between 350 and 430 ounces (gold content) of a minimum purity of 99.5% (two nines five). Further specifications can be obtained from the LBMA.

Grain

One of the earliest weight units used for measuring gold. One grain is equivalent to 0.0648 grams.

Hedging

The use of derivative instruments to protect against price risk.

Karat

Unit of fineness, scaled from 1 to 24,

24-karat gold (or pure gold) has at least 999 parts pure gold per thousand;

18-karat gold has 750 parts pure gold and 250 parts alloy per thousand, etc.

Kilo bar

A bar weighing 1 kilogram – approximately

32.1507 troy ounces.

LBMA

The London Bullion Market Association acts as the coordinator for activities conducted on behalf of its members and other participants of the London Bullion Market, and it is the principal point of contact between the market and its regulators.

Legal tender

The coin or currency which the national monetary authority declares to be universally acceptable as a medium of exchange; acceptable for instance in the discharge of debt.

Liquidity

The quality possessed by a financial instrument of being readily convertible into cash without significant loss of value.

52_53

Margin

A deposit required to be put up before opening a derivative contract.

Numismatic

Coins valued for their rarity, condition and beauty beyond the intrinsic value of their metal content. Generally, premiums for numismatic coins are higher than for bullion coins.

OTC

Over-the-counter, or principal’s contract. The OTC gold market trades on a 24-hour per day continuous basis and accounts for the bulk of global gold trading. Most OTC trades are settled using gold stored in London, irrespective of the country where the deal is actually transacted.

Settlement date

The date on which a contract is scheduled for delivery and payment. Spot settlement in the bullion market is two days after the bargain has struck.

Spot price

The price for spot delivery which, in the gold market, is two days from the trade date.

Troy ounce

The standard weight in which gold is quoted in the international market, weighing 31.1035 grams. It was named after the old French city of Troyes, where there was an annual trading fair in medieval days and where this was a unit of weight.

An investor’s guide to the gold market | US edition

List of charts and tables

Chart 1

Gold price (US$/oz), 1971 to 2009

07

Chart 2

Annual % change in the gold price

(US$/oz), 2001 to 2009

07

Chart 3

2008 world gold mining and crude oil production by region

11

Chart 4

Gold and S&P 500 daily return volatility,

1990 to 2009

11

Table A

Performance of key financial asset classes and macroeconomic indicators

13

Chart 5

5-year correlation of weekly returns on key asset classes versus gold

15

Chart 6

10-year correlation of monthly returns on selected commodities versus gold

15

Chart 7

Rolling 2-year correlation between monthly changes in the price of gold and oil

17

Chart 8

Nominal and real gold prices, 1973 to 2009

17

Chart 9

Annual change in the gold price (US$/oz) and US CPI

19

Chart 10

Average annual gold return in high, moderate and low inflation years

19

Chart 11

Correlation of gold and the trade-weighted dollar by year

21

Chart 12

Performance of gold and S&P 500 Index

January 2008 to March 2009

21

Chart 13

Average annual demand in tonnes,

2005 to 2009

25

Chart 14

Average annual jewelry demand by region in tonnes, 2005 to 2009

25

Chart 15

Identifiable investment demand in tonnes

29

Chart 16

Average annual supply in tonnes,

2005 to 2009

33

Chart 17

Top 10 gold producing countries by tonnage in 2009

33

Chart 18

Annual world mine production in tonnes,

1999-2009

35

Chart 19

Gold in major discoveries and gold exploration budgets by year,

1999 to 2008

35

Chart 20

Total cost of replacing and producing an ounce of gold by year, 1999 to 2008

37

Chart 21

Above ground stock of gold as at end-2008

37

Chart 22

Gold sales under CBGA2 in tonnes

39

Chart 23

Recycled gold in tonnes, 1999 to 2009

40

54_55

Disclaimers

This report is published by the World Gold Council, 10 Old Bailey, London EC4M 7NG, United Kingdom. Copyright © 2010. All rights reserved. This report is the property of the World Gold Council and is protected by U.S. and international laws of copyright, trademark and other intellectual property laws. This report is provided solely for general information and educational purposes. The information in this report is based upon information generally available to the public from sources believed to be reliable. The World Gold Council does not undertake to update or advise of changes to the information in this report. Expressions of opinion are those of the author and are subject to change without notice. The information in this report is provided as an “as is” basis. The World Gold Council makes no express or implied representation or warranty of any kind concerning the information in this report, including, without limitation, (i) any representation or warranty of merchantability or fitness for a particular purpose or use, or (ii) any representation or warranty as to accuracy, completeness, reliability or timeliness. Without limiting any of the foregoing, in no event will the World Gold Council or its affiliates be liable for any decision made or action taken in reliance on the information in this report and, in any event, the World Gold Council and its affiliates shall not be liable for any consequential, special, punitive, incidental, indirect or similar damages arising from, related or connected with this report, even if notified of the possibility of such damages.

No part of this report may be copied, reproduced, republished, sold, distributed, transmitted, circulated, modified, displayed or otherwise used for any purpose whatsoever, including, without limitation, as a basis for preparing derivative works, without the prior written authorisation of the World Gold Council. To request such authorisation, contact research@gold.org. In no event may World Gold Council trademarks, artwork or other proprietary elements in this report be reproduced separately from the textual content associated with them; use of these may be requested from info@gold.org.

This report is not, and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. This report does not, and should not be construed as acting to, sponsor, advocate, endorse or promote gold, any gold related products or any other products, securities or investments.

This report does not purport to make any recommendations or provide any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including, without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this report. Before making any investment decision, prospective investors should seek advice from their financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.

The “SPDR®” trademark is used under license from The McGraw-Hill Companies, Inc. No financial product offered by SPDR® Gold Trust, or its affiliates is sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products.

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2nd Edition

Published: December 2010

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